UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

LANDS' END, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-09769 (Commission File Number)

1 Lands’ End Lane Dodgeville, Wisconsin (Address of Principal Executive Offices)	53595 (Zip Code)

Peter L. Gray Chief Commercial Officer, Chief Administrative Officer and General Counsel 608-935-9341
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Lands’ End, Inc. (“Lands’ End” or the “Company”) is a leading digital retailer of casual clothing, swimwear, outerwear, accessories, footwear and home products. Lands’ End offers products online at www.landsend.com, through Company Operated stores and through third-party distribution channels. Lands’ End is a classic American lifestyle brand with a passion for quality, legendary service and real value and seeks to deliver timeless style for women, men, kids and the home.

A copy of the Company’s Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022, is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at www.landsend.com/sustainability/. The information contained on the Company’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed herewith as Exhibit 1.01. See Item 3.01 below.

Section 2 -	Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 -	Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC.

Date: May 30, 2023	By: /s/ Peter L. Gray
Name: Peter L. Gray
Title: Chief Commercial Officer, Chief
Administrative Officer and General Counsel